

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Steve Salis
Chief Executive Officer
Sizzle Acquisition Corp.
4201 Georgia Avenue NW
Washington DC 20011

> **Re: Sizzle Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 27, 2021**
> **File No. 333-254182**

Dear Mr. Salis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed September 27, 2021

General

1. We note your new disclosure on page 10 that your initial stockholders will own approximately 28.8% of your issued and outstanding shares after this offering as well as the revised disclosure in the risk factor on page 25 and the three new risk factors on pages 26 and 40 related to such ownership. Please revise:

    •   the disclosure in the bullet point on page 18 to highlight that initial stockholders control a substantial interest in the company and may influence certain actions requiring a shareholder vote;
    •   the Summary of Risk Factors section on page 18 to include a bullet point to highlight initial stockholders own a higher interest in you than most other similarly structured

blank check companies as mentioned in the new risk factor on page 26;
- the disclosure in the two new risk factors on page 40 about dilution and comparative value to clarify that these risks may have a greater impact on public investors than other SPACs where the shareholders have a 20% interest; and
- the Risk Factors section beginning on page 20 to more prominently disclose the risk factors noted above on pages 25, 26 and 40.

You may contact Melissa Gilmore at 202-551-3777 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Sherry Haywood at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Benjamin S. Reichel, Esq.